ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

December 14, 2020

VIA EDGAR	Patrick J. Valenti T +1 312 845 1371 patrick.valenti@ropesgray.com

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Dynamic Income Opportunities Fund
File Nos. 333-235966 and 811-23505

Dear Ms. Dubey:

On behalf of PIMCO Dynamic Income Opportunities Fund (the “Fund”), we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on November 23, 2020, on Pre-Effective Amendment No. 2, dated November 18, 2020, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided (i) comments on the Fund’s Pre-Effective Amendment No. 1 to the registration statement filing on March 24, 2020 and August 4, 2020, to which we provided responses in correspondence submitted to the SEC on November 18, 2020 (the “Prior Response Letter”), and (ii) comments on the Fund’s initial registration statement filing on February 13, 2020, to which we provided responses in correspondence submitted to the SEC on March 24, 2020. Any disclosure changes described in the below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Registration Statement, to be filed on or about December 11, 2020, or in additional pre-effective amendments to be filed subsequently. Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

COMMENT RESPONSE LETTER

1.

Comment: Please supplementally confirm that investments made by any wholly-owned or controlled subsidiary of the Fund (each, a “Subsidiary”) would be subject to the Fund’s 15% limit on investments in entities that would be required to register as investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”), but for Sections 3(c)(1) or 3(c)(7) thereof, as described in the response to Comment 4 of the Prior Response Letter.

Response: The Fund confirms that any assets held by a Subsidiary will be treated as assets of the Fund for purposes of the Fund’s response to Comment 4 of the Prior Response Letter.

FACING SHEET

2.

Comment: Please indicate in the Fund’s facing sheet that the Fund is not an Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934) (an “ECG”). See Questions 20 and 21 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

Response: The Fund will indicate in its facing sheet that it is not an ECG.

PROSPECTUS

3.	Comment: The anticipated Dissolution Date in the Registration Statement is bracketed. Please explain what the Fund’s Dissolution Date will be.

Response: As described in the Fund’s prospectus (the “Prospectus”), the Dissolution Date will be the first business day following the twelfth anniversary of the effective date of the Registration Statement. The Fund has revised the Prospectus to indicate that the Fund currently expects the Dissolution Date to occur on or about January 27, 2033.

Prospectus Summary

4.

Comment: In the “Prospectus Summary–Limited Term and Eligible Tender Offer” section of the Prospectus, please include a cross-reference to the definition of “Continuing Trustees” in the “Anti-Takeover and Other Provisions in the Declaration of Trust” section of the Prospectus.

Response: The Fund has added the requested cross-reference in the “Prospectus Summary–Limited Term and Eligible Tender Offer” section of the Prospectus.

5.

Comment: Please revise the first sentence of the “Prospectus Summary—Portfolio Contents—Temporary Defensive Investments” section of the Prospectus to reflect the relevant disclosure from Pre-Effective Amendment No. 1 to the Registration Statement.

Response: In response to the Staff’s comment, the Fund will revise the applicable disclosure in the “Prospectus Summary—Portfolio Contents—Temporary Defensive Investments” section of the Prospectus, as follows:

~~Upon PIMCO’s recommendation for temporary defensive purposes or in order to keep its cash fully invested the Fund may~~In attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO, when PIMCO deems it appropriate to do so, the Fund may, for temporary defensive purposes, deviate from its investment strategy by investing some or all of its total assets in investments such as high grade debt securities, including high quality, short-term debt securities, and cash and cash equivalents.

Investment Objectives and Strategies

6.

Comment: Please clarify whether credit-linked trust certificates that are exempt from registration under the 1940 Act—as described in the “Investment Objectives and Policies—Portfolio Contents—Credit-Linked Trust Certificates” section of the Prospectus—could be required to register as investment companies under the 1940 Act but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act and, if so, whether the Fund’s investments in such credit-linked trust certificates would be subject to the 15% Limit.

Response: The Fund may invest in credit-linked trust certificates that would be required to register as investment companies under the 1940 Act but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act. To the extent that the Fund invests in such credit-linked trust certificates, such investments would generally not be subject to the 15% Limit, as such instruments constitute structured finance vehicles that are not traditionally considered pooled investment vehicles. Please see the response to Comment 4 of the Prior Response Letter.

STATEMENT OF ADDITIONAL INFORMATION

7.

Comment: Please include the disclosure from the “Anti-Takeover and Other Provisions in the Declaration of Trust—Forum for Adjudication of Disputes” and “Anti-Takeover and Other Provisions in the Declaration of Trust—Derivative and Direct Claims of Shareholders” sections of the Fund’s Statement of Additional Information (the “Statement of Additional Information”) in the Prospectus.

Response: In response to the Staff’s comment, the Fund confirms that it will include such disclosure in the Prospectus.

DECLARATION OF TRUST

8.

Comment: Please make the following changes to the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration”): (1) delete “and/or (ii) a claim for which a direct Shareholder action is expressly provided under the U.S. federal securities laws” in Article III, Section 5, of the Declaration; and (2) delete “or the 1940 Act” in Article III, Section 6, of the Declaration. Please also reflect these changes in the corresponding Prospectus and Statement of Additional Information disclosure, as applicable.

Response: In response to the Staff’s comment, the Fund has revised the Declaration, the Prospectus and the Statement of Additional Information to remove the specified language.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (312) 845-1371 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Patrick J. Valenti

Patrick J. Valenti, Esq.

cc:	Ryan Leshaw, Esq.
Timothy Bekkers, Esq.
David C. Sullivan, Esq.
Nathan Briggs, Esq.
Shawn Donovan, Esq

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